Exhibit 12.1
Avnet, Inc.
Computation of Ratios of Earnings to Fixed Charges

	Fiscal Year Ended
	June 27,	June 28,	June 30,	July 1,	July 2,
	2009	2008	2007	2006	2005
	(in thousands)
Earnings:
Income (loss) from continuing operations before income taxes	$(1,083,074)	$708,955	$586,619	$316,147	$239,759
Add fixed charges	91,119	95,186	96,747	118,932	105,231

Total earnings (loss)	$(991,955)	$804,141	$683,366	$435,079	$344,990

Fixed charges:
Interest on indebtedness	$66,481	$72,285	$77,172	$96,505	$85,056
Amortization of debt expense	3,177	3,176	3,413	5,043	5,188
Interest component of rent expense	21,461	19,725	16,162	17,384	14,987

Total fixed charges	$91,119	$95,186	$96,747	$118,932	$105,231

Ratio of earnings to fixed charges	*	8.4	7.1	3.7	3.3

*	Earnings were deficient in covering fixed charges by $1.083 billion for the fiscal year ended June 27, 2009.